Prairie Operating Co.

602 Sawyer Street, Suite 710

Houston, Texas 77007

October 24, 2023

Division of Corporation Finance

Office of Crypto Assets

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Prairie Operating Co.
Amendment No. 3 to Registration Statement on Form S-1
Filed September 5, 2023
File No. 333-272743

Ladies and Gentlemen:

Set forth below are the responses of Prairie Operating Co. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 15, 2023, with respect to the Company’s Amendment No. 3 to the Registration Statement on Form S-1, File No. 333-272743, filed with the Commission on September 5, 2023 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Concurrently with the submission of this letter, we are also submitting Amendment No. 4 to the Registration Statement (“Amendment No. 4”) via EDGAR. All references to page numbers and captions correspond to Amendment No. 4 unless otherwise specified.

Amendment to Form S-1 filed September 5, 2023

Risk Factors, page 19

We may not have sufficient authorized common stock available to issue the Common Stock that is being offered for resale, page 19

1.	We note that there are unissued shares of common stock underlying other securities, and that if enough shares of such common stock were issued, the total number of issued common stock would exceed the number authorized in your charter. Counsel’s legal opinion relies on an unstated assumption, which should not be assumed, that the shares subject to the registration statement will be issued without the company exceeding the total number of common stock authorized in your charter. In order to provide a legal opinion that satisfies Item 601(b)(5)(i) of Regulation S-K, counsel must opine that the shares will be validly issued, without assuming away the matter upon which counsel is opining. Please refer to Item 601(b)(5)(i) of Regulation S-K and Section II.B.3.a of Staff Legal Bulletin No. 19. If you so choose, you may pursue an offering conditioned on a charter amendment, in the manner described in Section II.B.2.f of Staff Legal Bulletin No. 19.

RESPONSE: We respectfully acknowledge the Staff’s comment and advise the Staff that, as disclosed in the Company’s Form 8-K filed on October 13, 2023, the reverse stock split approved by the Company’s stockholders on October 25, 2022, was effected on October 13, 2023 with the filing of an amendment to the Company’s Amended and Restated Certificate of Incorporation, as amended, with the Delaware Secretary of State and the reverse stock split was effective on the OTC on October 16, 2023 (the “Reverse Stock Split”). After giving effect to the Reverse Stock Split and the increase to the authorized shares previously approved by the Company’s stockholders on October 25, 2022 and effected on October 13, 2023, by the filing of the Company’s Second Amended and Restated Certificate of Incorporation with the Delaware Secretary of State, the authorized shares of common stock under the charter exceed the maximum number of shares issued and underlying the securities of the Company. As a result, counsel has issued an opinion as Exhibit 5.1 to Amendment No. 4 that the shares registered under the Registration Statement will be validly issued.

In addition, we note for the Staff that as a result of the Reverse Stock Split being effected and the related increase to the Company’s stock price on the OTC, the Company has determined that it is eligible to use incorporation by reference under General Instruction VII to Form S-1. As such, Amendment No. 4 has been revised to incorporate certain information by reference that was previously included in the Registration Statement.

Factors Affecting Profitability, page 55

2.	Please revise your breakeven analysis, including the table on page 56 and your narrative discussion, to address your assumed network hash rate and your average mining machine energy consumption.

RESPONSE: We respectfully acknowledge the Staff’s comment and we have revised the disclosure on pages 52 and 53 of Amendment No. 4 in response to the Staff’s comments.

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact T. Mark Kelly of Vinson & Elkins L.L.P. at (713) 758-4592 or Joanna D. Enns of Vinson & Elkins L.L.P. at (214) 220-7753.

Very truly yours,

PRAIRIE OPERATING CO.

By:	/s/ Edward Kovalik
Name:	Edward Kovalik
Title:	Chief Executive Officer

Enclosures

cc:
T. Mark Kelly, Vinson & Elkins L.L.P.
Joanna D. Enns, Vinson & Elkins L.L.P.